SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0,66/share (Bovespa)
NETC: US$ 3.25/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 1.84/10 shares (Latibex)
Total Shares: 3,853,887,527
Market Value: R$ 2,543.6 million
Closing Price: 03/22/05

NET Announces the Conclusion of its Financial Restructuring,
the Entrance of Telmex at the Controlling Group and
2004 Financial Results

São Paulo, March 23, 2005 – Net Serviços de Comunicação S.A. (Nasdaq: NETC; Latibex: XNET and Bovespa: PLIM4 and PLIM3), the largest Pay-TV multi-service operator in Latin America (NET) and an important provider of bi-directional broadband internet access (Vírtua) announces today its financial results for the fourth quarter 2004 (4Q04) and for the fiscal year ended on December 31, 2004. (2004).

The following financial and operating information, except where otherwise stated, is presented in U.S. GAAP on a consolidated basis and compared to the fourth quarter of 2003 (4Q03).

FINANCIAL AND OPERATING HIGHLIGHTS						unaudited

Consolidated Financial Highlights	4Q04	4Q03	Chg.(%)	2004	2003	Chg.(%)
(R$ million)			4Q04x4Q03			2004x2003

Net Revenue	124.9	111.3	12.2%	467.2	392.3	19.1%
EBITDA	35.6	28.1	26.6%	127.5	98.5	29.4%
EBITDA Margin	28.5%	25.3%		27.3%	25.1%
EBIT	20.0	12.6	58.9%	70.3	33.0	112.9%
Net Income / (Loss)	(50.0)	(28.7)	70,6%	(95.8)	(45.4)	111.0%
Net Debt	230.8	281.1	(17.9%)	230.8	281.1	(17.9%)
Net Debt / EBITDA (LTM)(a)	1.8	2.9	-	1.8	2.9	-

Operating Highlights

Pay-TV Subscriber base (thousand)
- Connected subscribers	1,418.9	1,352.5	4.9%	1,418.9	1,352.5	4.9%

Churn Rate – LTM	12.8%	13.8%	-	12.8%	13.8%	-

Pay-TV ARPU (US$/subscriber)(b)	34.30	32.07	6.9%	31.14	28.17	10.5%

Broadband connected subscriber base	188,820	91,474	106.4%	188,820	91,474	106.4%

Churn Rate – LTM	12.0%	12.1%	-	11.9%	12.1%	-

Broadband ARPU (US$/subscriber)(c)	23.36	22.55	3.6%	21.24	19.74	7.6%

Number of Optical Nodes – Total	2,875	2,862	0.5%	2,875	2,862	0.5%
Number of Optical Nodes – Bi-directional	1,151	1,110	3.7%	1,151	1,110	3.7%
Homes Passed (thousand)	6,680	6,601	1.2%	6,680	6,601	1.2%

Number of employees	3,218	3,100	3.8%	3,218	3,100	3.8%

(a) Includes UCP and Globopar

(b) Monthly Pay-TV Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

(c) Monthly Broadband Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

Average exchange rate in the quarter decreased 6.4% from R$ 2.98/US$ in 4Q03 to R$ 2.79/US$ in 4Q04, herein referred as “Real Appreciation”. End period average exchange rate decreased 4.9%, from R$ 3.08/US$ in 2003 to R$ 2.93/US$ in 2004, such result is herein referred as “Full Year Real Appreciation”

  Net Revenues reached US$ 124.9 million in the quarter, a 12.2% increase in comparison to the US$ 111.3 million recorded in 4Q03. Despite the Real Appreciation in the period, this increase is also due to greater Pay-TV and Broadband subscriber base, in addition to the readjustment on the Pay-TV monthly-fees in line with IGP-M, a general price index, over approximately 30% of the subscriber base and also to higher PPV sales. In 2004, net revenues grew by 19.1%, reaching US$ 467.2 million in 2004 versus US$ 392.3 million in 2003.

IR Contacts:	Marcio Minoru Miyakava	Rodrigo de Macedo Alves
	(55 11) 5186-2811	(55 11) 5186-2637
	minoru@netservicos.com.br	rodrigo.alves@netservicos.com.br

  The 4Q04 consolidated EBITDA reached US$ 35.6 million, a 26.6% increase in comparison to the same period of the previous year of US$ 28.1 million. In the year, consolidated EBITDA was US$ 127.5 million, 29.4% higher than the US$ 98.5 million recorded in 2003. This result shows that the sustainable growth strategy has been proving to be very effective. Operating results are steadily improving, producing continuous consolidated EBITDA growth. Annual EBITDA margin widened from 25.3% in 2003 to 28.5% in 2004. The Company’s initiatives focused on developing new sales channels, reviewing operating procedures such as improving call center performance levels and the quality of the services rendered to subscribers, as well as a close watch on key operating costs, are proving to be important drivers in the consolidation of the Company’s operating performance.

  Operating income (EBIT) ended 4Q04 at US$ 20.0 million, a 58.9% increase versus the US$ 12.6 million recorded in 4Q03. In 2004, EBIT was US$ 70.3 million, 112.9% higher than the 2003 EBIT. This result shows a continued growth trend, and this is the Company’s foundation in its way to presenting consistent net income in the medium and long terms, as the conclusion of the financial restructuring effectively reduced financial expenses to a level adequate to its current operating capacity.

  Consolidated Net Debt declined by 17.9%, from US$ 281.1 million at the end of 2003 to US$ 230.8 million by the end of 2004, as a consequence of higher cash and cash equivalents comparing to the 4Q03. The Net debt/EBITDA ratio decreased from 2.9x by the end of 2003 to 1.8x in 2004.

  According to the Relevant Notice released on March 22, 2005, the Company concluded its financial restructuring process with the adherence of creditors representing 98% of total debt. Thus, on this date, a payment of 40% of principal plus accrued interest as of 06/30/2004 for the period from 07/01/2004 to 03/21/2005 at an interest rate equivalent to LIBOR plus 3% p.a. for the dollar denominated debt and CDI (Intebank Deposit Rate) plus 2% p.a. for the real denominated debt. The Company reached the end of the debt restructuring plan with a gross debt of R$ 730 million. By the end of the capital increase in course, the Company will make an additional payment of R$ 50 million, therefore reducing the gross debt to R$ 680 million. The Company’s cash position is expected to reach approximately R$ 200 million after the conclusion of the capital increase and payment of the restructuring expenses. Therefore, the Company believes to have reached its financial restructuring main goal, which was to become capable to fund its operating growth avoiding its own risks related to capital markets high volatility, by having a debt amortization schedule compatible with a cash generation that supports a sustainable growth (for more details in the “subsequent event” section).

  The Company recorded a Net Loss of US$ 50.0 million in the last quarter of 2004, versus a net loss of US$ 28.7 million in the same period of the previous year. In the year, the Company recorded a net loss of US$ 95.8 million, 111% higher than the 2003’s loss of US$ 45.4 million.

  In November 2004, the Company launched NET Digital, the Cable-TV digital service, which allows new features over the analog service, including improved image and sound quality, new channels and some new functions, such as an electronic programming guide (EPG), which allows subscriber browsing through a channel mosaic on the TV screen and also the identification of the program that is been watched through the remote control.

  On March 15, NET has begun to offer the most complete lineup in the Brazilian Pay-TV industry, by providing all Globosat, Telecine and HBO channels and thus, reinforcing its leading position in the market. By signing the new contract with HBO, NET subscribers get 10 new channels, distributed through the analog and digital services. For Analog subscribers was launched the Premium Package, which includes two channels from HBO group: HBO and HBO Plus. NET Digital subscribers can choose between two packages: Silver Digital - includes HBO, HBO 2 and HBO Plus channels – or the Gold Digital - includes all channels from the HBO/MAX Digital package, plus Cinemax, HBO Family and Max Prime.

  Pay-TV ARPU (Average revenue per subscriber) was US$ 34.30, in 4Q04, a 6.9% increase in comparison to the US$ 32.07 recorded in 4Q03. In 2004, ARPU was US$ 31.14, a 10.5% growth versus the US$ 28.17 in 2003. This increase was due to monthly-fee readjustments based on the IGP-M (General Price Index) inflation rate, which is calculated according to the subscribers’ contract anniversary dates as well as to the positive result from the Real Appreciation.

  Broadband ARPU in 4Q04 rose by 3.6% against the same period of the previous year, from US$ 22.55 to US$ 23.36. This increase is mainly due to the Real Appreciation that has offset the impact of the more aggressive sales strategy, including monthly-fees discounts in order to encourage higher-speed packages sales. In 2004, Broadband ARPU grew by 7.6%, from US$ 19.74 to US$ 21.24. Two reasons were the main drivers to such growth: (i) The Full Year Real Appreciation and (ii) in 2003 the broadband subscriber base growth was intensified as from the third quarter, causing a small distortion in the ARPU calculation.

OPERATING PERFORMANCE

PAY-TV

  Gross sales in 4Q04 reached 76 thousand, a 3.5% increase versus the 73 thousand in 4Q03. In 2004, gross sales totaled 300 thousand, 33% higher than the 226 thousand sales in 2003. Throughout the year, the marketing strategy was to launch advertisement campaigns focused on acquiring new subscribers as well as improving the subscriber base mix. Among those, highlight is given to the Olympic Games promotion, a savings offer to subscribers of lower packages aimed at encouraging them to upgrade to the Advanced Package, whereby the first monthly-fee for the Advanced package was kept the same of the Master Package. Also, as a result of partnerships between NET and its channel suppliers, there were joint advertisement campaigns in stands at shopping malls, out in billboards and in the open media.

  Churn rate for the last 12 months was 12.8%, a decrease in comparison to 13.8% in 2003. Such drop is due to the Company’s better performance, which provided sales growth while improving its call center services (more details in the “Call Center Performance” section).

  Voluntary disconnection requests accounted for 10.8% of all disconnections in 4Q04. The main reason for most of these disconnections remains the same: subscriber relocation to other cities or areas not covered by our cable network, representing 29% of these disconnections, nearly stable in comparison to the 30% recorded in 4Q03. Financial reasons accounted for 7%, a reduction in relation to the 9% registered in 4Q03, which reflects the improvement of the Brazilian economic scenario. As for migration to the competition, the level remains low, considering that the number of disconnections actually dropped from 5% in 4Q03 to 3.8% this quarter.

  Hence, the Company’s subscriber base ended 2004 with 1,418.9 thousand subscribers, a 4.9% increase in comparison to the 1,352.5 thousand subscribers recorded in 2003.

  Connected subscriber base mix maintained the current 47.1% level for special packages (Advanced and Digital). NET’s Master package raised its share from 27.3% to 30.2%, while Plus and Standard packages decreased their shares, from 10.0% and 9.2% to 5.8% and 8.4%, respectively.

  The Customer Relationship Department, responsible for subscriber retention and reversion islands, maintained its superior performance ending the last quarter of 2004 with a reversion ratio of 75% of total disconnections requests, the same rate recorded during the same period of the previous year. The Company continues to concentrate its efforts on retention islands, since the good functioning of the retention program is key to the maintenance of the current churn rates.

  Regarding Pay-Per-View (“PPV”), the 2004 Brazilian Soccer Championship (“Brasileirão”) sales remained stable in comparison to the previous year, reaching 167 thousand sales. With the Championship’s current rules, disputed by tournament system, large volumes of sales take place in the initial months of the Championship (March, April and May). During the remainder of the year, sales are mostly for single games. PPV sales highlight was Big Brother Brazil 4, which grew 50% in comparison to 2003.

  During 4Q04, the Company launched NET Digital, a product strategically aimed at revitalizing NET’s brand, increasing subscriber satisfaction and loyalty, and improving average revenue per user (ARPU) figures. To achieve these goals, the Company pre-announced the product during the second quarter, when it attended the ABTA (Brazilian Pay-TV Association) Fair in August. Besides this, another product campaign targeted prospective customers, through open media and internal channel insertions, to effectively put NET digital out in the market by November.

  NET Digital is a digital cable pay-TV service, which allows for extra features compared to the analog services. Among them, the highlights are improved image and sound quality, new channels (NHK, MTV Hits, VH1 Soul, A&E Mundo, The History Channel and E! Entertainment) and the addition of a few new functions, such as the electronic programming guide (EPG) which allows subscriber browsing through a channel mosaic on the TV screen and the identification of the program that is been watched through the remote control. In addition, NET Digital will also make available HBO channels and a new Pay-Per-View service, whose selection of movies and events may be purchased through the remote control.

  NET Digital is currently only available in the cities of Rio de Janeiro and São Paulo. For the rollout of the digital service, Net anticipates capital expenditures amounting to around R$ 100 million along the next 3 years. Such capital expenditures were already foreseen in the long term Business Plan, approved in March 2003. The Company expects to reach approximately 100 thousand digital service subscribers by the end of 2007.

  On March 15, NET begun to offer the most complete lineup in the Brazilian Pay-TV industry, by providing all Globosat, Telecine and HBO channels and thus, reinforcing its leading position in the market. By signing the new contract with HBO, NET subscribers are able to get 10 new channels, distributed through the analog and digital services. For Analog subscribers was launched the Premium Package, which includes two channels from HBO group: HBO and HBO Plus. NET Digital subscribers can choose between two packages: Silver Digital - includes HBO, HBO 2 and HBO Plus channels – or the Gold Digital - includes all channels from the HBO/MAX Digital package, plus Cinemax, HBO Family and Max Prime.

BROADBAND

  Vírtua, our broadband product brand, has also presented meaningful sales growth driven by significant improvement in the sales channels, by the development of specialized technical support and by greater media campaigns.

  Since the second half of the year, the Company started to emphasize Vírtua’s great advantage in relation to its main competitors, named “double flash”, highlighting that Vírtua offers both data downloads and uploads at the hired speed, while the service provided by ADSL operators offer only downloads at the hired speed. The Company also remodeled its speed packages, increasing the connection speed from 128Kbps, 256kbps and 512kbps to 150kbps, 300kbps and 600kbps, respectively, with no additional cost for subscribers. The Company also took advantage of these speed upgrades to bring out some promotional advertisements.

  As a result of this more aggressive marketing strategy, of the remodeling of speed packages and of the market’s organic growth, gross sales recorded a 113% increase in comparison to 4Q03, ending the quarter with 48 thousand sales. In the year, gross sales growth reached 221.5%, totaling 167 thousand sales, versus 52 thousand sales in 2003.

  Broadband churn rate for the last 12 months remained fairly stable at 12.0%. This low disconnection level is due to improved customer relationship management. Such better performance is due to some operational upgrades, such as the migration of the billing system and the change and training of the specialized call center.

  As a consequence, connected subscriber base ended the year with 188.8 thousand subscribers, a 106.4% increase in comparison to 91.5 thousand subscribers recorded by the end of 2003.

  The 150kbps share in the broadband subscriber base mix posted a small increase during the 4Q03, from 50.0% to 51.7% this quarter. The Company is working with advertising and promotional campaigns to leverage speed upgrades aiming at increasing Vírtua’s margin. The penetration in the bi-directional Pay-TV connected subscriber base reached 36.1%, versus a 24.0% penetration in 4Q03.

CALL CENTER PERFORMANCE

Performance Indexes	December-03			September-04			December-04

	SP	RJ	POA	SP	RJ	POA	SP	RJ	POA
-Average Awaiting Time	1'04"	15"	7"	57"	25"	5"	15"	13"	9"
-% of Answered Calls	85%	97%	94%	82%	95%	98%	98%	97%	98%

  The performance of the new call center has been constantly improving along the year in comparison to the results recorded in 2003. December 2004’s performance was one of the best ever recorded by the Company since the beginning of its operations, with nearly 98% of calls answered in all regions and a much reduced average waiting time.

  Since the operational restructuring carried out in the year of 2003, subscriber satisfaction has been considered a key driver for our organizational culture. Therefore, in 2004, it was implemented a subscriber satisfaction research every two months, which accounts for 20% of the score that defines employee’s variable remuneration.

  For this research, the Company hired an independent consulting firm, which through a structured questionnaire, should grade subscriber satisfaction between three levels: unsatisfied, satisfied and delighted. Such evaluation is based on the score assigned to the satisfaction of interviewed subscribers regarding: programming quality, signal transmission, call center, genre of programs, billing, technical assistance, purchase and installation.

  The defined target to be achieved as a condition for granting variable remuneration for every employee was to register a minimum 85% satisfaction, weighted between “unsatisfied”, “satisfied” and “delighted” ratings, being the last two ratings considered as satisfied subscribers. The Company reached an 89% satisfaction level in the last research of 2004.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	4Q04	3Q04	2Q04	1Q04	4Q03

Gross Revenues	100%	100%	100%	100%	100%
Subscription	88.7%	82.5%	83.3%	88.8%	88.6%
Hook-up	1.5%	1.5%	1.6%	1.4%	1.6%
Pay Per View	4.6%	3.8%	3.5%	2.4%	3.9%
Virtua	7.9%	6.3%	3.4%	4.7%	4.1%
Others*	-2.7%	5.9%	2.7%	2.7%	1.8%

* Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

  Gross Revenue s1 totaled US$ 152.5 million in the quarter, recording an 11.9% increase in comparison to US$ 136.3 million posted in 4Q03. Such increase is due to the Real Appreciation and to Pay-TV and Broadband subscriber base growth, and also to the monthly-fee readjustment based on the IGP-M inflation rate. In addition to the aforementioned factors, the Full Year Real Appreciation and higher PPV sales explain the 18.6% Gross Revenues increase in the year, totaling US$ 574.3 million in 2004 versus US$ 484.3 million in 2003.

1 BR GAAP Gross Revenues totaled R$ 421.9 million, 2.6% higher than R$ 411.4 million in 4Q03. In 2004 net revenues totaled R$ 1,710.6 million, 11.6% above the R$ 1.532.3 million recorded in 2003

1. Pay-TV subscription revenue totaled US$ 135.1 million, 12.0% above the US$ 120.6 million presented in the same period of the previous year and to the Real Appreciation. Such increase arises from subscriber base growth as well as monthly-fees readjustments based on the IGP-M inflation rate during the year, which averaged 9%. In the year, Pay-TV revenues reached US$ 496.9 million up by 15.1% versus the US$ 431.6 million in 2003.

2. Average hook-up revenue (per new subscriber) rose 1.0%, from US$ 30.14 to US$ 30.45 in 4Q04 due to the Real Appreciation, once the Company continues to offer the “Loyalty package”, which exempt subscribers from hook-up fee in exchange of the commitment to stay in the subscriber base for no less than 12 months. In the year, there was a 22.1% drop from US$ 37.13 to US$ 28.93 in 2004, due to higher Loyalty package sales offered to analog packages.

3. Pay-Per-View revenue in the quarter totaled US$ 7.0 million, 33.1% above the US$ 5.3 million in 4Q03. This was a consequence, mainly, of the 2004 Brazilian Championship package price increase, compared to the 2003 edition, and to a lesser extent, to the greater à la carte channels subscriber base. In the annual comparison, these revenues increased 22.1% totaling US$ 20.9 million in the year.

4. Broadband revenues grew by 115.0%, totaling US$ 12.1 million versus US$ 5.6 million in the same period of the previous year, due to a 106.4% subscriber base growth in the period. For this same reason, Broadband revenues in 2004 grew 99.8%, from US$ 17.9 million to US$ 35.7 million.

5. Other revenues were negative US$ 4.0 million in the quarter. This result is explained by an one-time entry made by a Company’s subsidiary - Reyc from the 3Q04 in this revenue line, which would have been positive by US$ 3.2 million, corresponding to a 28% increase versus 4Q03, when excluding this effect. In the year, other revenues recorded a 30.4% raise in comparison to 2003, totaling US$12.1 million, basically due to higher maintenance and technical assistance revenues and the Full Year Real Appreciation.

  Services and other taxes, that includes taxes and cancellations, closed the quarter at US$ 27.6 million, 10.5% above the US$ 24.9 million in 4Q03. Such raise is mainly a consequence of the Real Appreciation and greater ICMS (Value-Added Tax) on the Broadband service in the State of Rio de Janeiro.

  Net Revenue2 in the quarter totaled US$ 124.9 million, 12.2% above the US$ 111.3 million recorded in 4Q03. In the year there was a 19.1% increase, reaching US$ 467.2 million, versus US$392.3 million in 2003.

2 BR GAAP Net revenues increased 2.3% in the quarter from R$ 337.4 million to R$ 345.2 million. In 2004, it totaled R$ 1,392.7 million, an 11.8% growth, against R$ 1,245.4 million in 2003.

COSTS AND EXPENSES IN RELATION TO NET REVENUE

	4Q04	3Q04	2Q04	1Q04	4Q03

Net Revenues	100%	100%	100%	100%	100%
Direct Operating Expenses	42.6%	55.7%	52.4%	50.9%	52.6%
Programmers and Royalties	25.8%	33.5%	33.1%	32.2%	33.9%
Network Expenses	7.1%	6.4%	6.0%	7.6%	6.7%
Customers Relations	1.3%	1.3%	1.3%	1.4%	1.6%
Payroll and Benefits	5.7%	4.7%	4.9%	4.1%	4.8%
Other costs	2.7%	9.8%	7.2%	5.6%	5.6%
Selling, General and Admin.	28.9%	18.1%	21.8%	20.8%	22.0%
Selling	6.0%	5.9%	5.1%	4.1%	5.4%
General & Administrative	21.9%	14.6%	14.4%	15.2%	15.0%
Bad debt expense	0.3%	2.2%	1.6%	2.0%	1.6%
Goodwill impairment	0.0%	0.0%	0.0%	0.0%	0.0%
Other	0.7%	-4.6%	0.5%	-0.5%	0.0%
EBITDA	28.5%	26.3%	27.6%	28.3%	25.4%

  Direct Operating Expenses3 in the quarter were 9.0% below the US$ 58.6 million recorded in 4Q03, reaching US$ 53.3 million. In the year, there was an increase of 9.4% and expenses reached US$ 234.4 million, versus the US$ 214.2 million recorded in 2003. The breakdown of there expenses are detailed below:

3 BR GAAP: Direct Operating Expenses were of R$ 148.2 million in 4Q04, 19.2 million below the R$ 183.3 million recorded in 4Q03. In the year of 2004, it totaled R$ 701.6 million, 1.9% above 2003’s R$ 688.6 million.

1. Programming and Royalties totaled US$ 32.3 million in the quarter, a 14.6% drop in comparison to US$ 37.8 million recorded in the same period of the previous year. Even with the readjustments based on IGP-M inflation rate in some of the programming contracts and the increase in the subscriber base, this lower expense is a consequence of a decrease related to accounts payable to programmers in the amount of R$ 20 million (US$ 7.2 million) regarding Telecine costs, which was identified on a reconciliation between the subscriber base considered by the Company and the base used by the programming supplier. In the year, programming and royalties expenses amounted to US$ 146.5 million, 6.2% above the US$ 137.9 million in the previous year, once the Telecine reversion was compensated by gains regarding other channels that were booked in 2003, when a larger number of programming agreements were formalized. In addition, the increase in the subscriber base, the readjustment of some contracts based on the IGP-M inflation rate and the charging of two new channels, “Sportv 2” and “Discovery Health”, since 3Q04, have contributed to this increase, as well as the Full Year Real Appreciation.

2. Network expenses reached US$8.9 million in the quarter, a 19.2% increase, versus US$ 7.4 million in 4Q03. This is mainly a result of the Real Appreciation that has offset a reduction in this line of expenses provided by the renegotiation of pole rental agreements with electrical companies during the 2Q04. In the year, savings regarding pole rental expenses were offset by the Full Year Real Appreciation, parts, tools and electric power expenses, resulting in a 15.3% increase, from US$ 27.5 million in 2003 to US$ 31.7 million in 2004.

3. Customer Relations recorded a 9.6% drop in comparison to 4Q03, reaching US$ 1.7 million in the quarter, versus US$ 1.8 million in the same period of last year. In the year, the drop amounted to 10.4%, down from US$ 6.9 million in 2003 to US$ 6.1 million in 2004. The drop, in both periods, is explained by the brand strengthening campaigns and initiatives to promote subscriber mix improvement that occurred in 2003 and that were not repeated in 2004.

4. Payroll and benefits expenses totaled US$ 7.1 million in the quarter, increasing by 33.8% in comparison to the US$ 5.3 million in 4Q03. Such increase is due to the collective labor agreement, which readjusted wages by approximately 6% on July and to higher provisions related to the Profit Sharing Plan in 2004 in comparison to the amount provisioned in 4Q03. In the annual comparison, this line totaled US$ 21.8 million in 2004, 11.1% higher than in 2003, mainly due to the Real Appreciation.

5. Other Operating Expenses, including third-party services and Vírtua link, recorded a 45.1% drop, reaching US$ 3.4 million in comparison to US$ 6.2 million in 4Q03. Such drop is due to a one-time inventories entry made in a Company’s subsidiary-Reyc, which offset the following higher expenses: (i) higher Vírtua link expenses in the quarter due to the accounting of 4 months of this expense in this quarter, after a change in the invoice date and (ii) the rollout of the digital service project in November 2004, that was booked in this line of expenses. In the annual comparison, other operating expenses increased 26.5% to US$ 28.3 million, mainly as a consequence of the rollout of the digital service project as well as the Full Year Real Appreciation.

  Selling, General and Administrative Expenses4 (SG&A) in the quarter amounted to US$ 36.0 million, a 46.3% increase in comparison to US$ 24.6 million in the same period of the previous year. In 2004, SG&A posted a 32.4% increase versus 2003, totaling US$ 105.3 million, versus US$ 80.0 million. Such variation is explained by the following factors:

4 BR GAAP: SG&A expenses were of R$ 99.7 million in the quarter, 35.2% above the R$ 73.9 million registered in the previous quarter. In 2004, those expenses totaled R$ 314.7 million, 25.7% higher than 2003’s SG&A expenses of R$ 250.3 million.

1. Selling expenses recorded a 23.5% increase this quarter, reaching US$ 7.5 million in comparison to US$ 6.0 million in 4Q03. This increase can be explained by higher expenses regarding NET Digital launch campaigns, Vírtua sales efforts, besides higher sales commission expenses, due to the increase in gross sales. In the year, these expenses were 73.2% higher than the US$ 14.2 million presented in 2003, totaling US$ 24.7 million, once broadband sales growth only picked up during the second half of the 2003.

2. General and Administrative expenses went up by 63.1% in comparison to US$ 16.7 million in 4Q03, reaching US$ 27.3 million, following a non-recurrent provision totaling R$ 15.0 million (US$ 5.4 million). Such provision regards a review of expenses for legal advice fees related to tax, civil and labor disputes against the Company, which are already provisioned. In addition, some expenses increased, such as software and third-party expenses, the latter being mainly related to the call center and to systems and financial advisors expenses. In the year, this expense totaled US$ 78.0 million, up by 38.7% in comparison to US$ 56.2 million recorded in the previous year.

3. Bad Debt Expenses totaled US$ 0.4 million in the quarter versus US$ 1.8 million in the same period of the previous year due to the migration of the Southern region billing system. This drop occurred because during this system migration, the Company adjusted its bad debt expenses related to the Southern region and São Paulo operations. The review of the remainder operations will be concluded during the 1Q05. In the year, bad debt expenses increased by 6.1% to US$ 7.1 million, since the aforementioned reversion during the quarter was based on bad debt expenses recorded in the same year.

4. Other SG&A Income (Expenses) were negative US$ 0.9 million in the 4Q04, compared to nearly zero in the same period of last year. In the year, this line recorded a negative result of US$ 7.1 million, versus a US$ 6.7 million expense in 2003. Such result is due to the R$ 8.1 million reversion of a provision for contingencies in 3Q04 related to higher Vírtua ICMS tax in the operation of the State of Rio de Janeiro, and also due to the reversion of two other contingencies regarding additional tax assessment and fiscal remediation, where the Company recorded a positive result in the 3Q04.

  The Company registered quarterly consolidated EBITDA5 of US$ 35.6 million, 26.6% above the US$ 28.1 million recorded in the same period of the previous year. Annual consolidated EBITDA reached US$ 127.5 million, 29.4% above the US$ 98.5 million in 2003. This result shows that the initiatives focused on developing new sales channels, reviewing operating procedures such as improving call center performance levels and the quality of the services rendered to its subscribers, as well as closely watching on key operating costs, are proving to be important drivers in the consolidation of the Company’s operational performance. EBITDA breakdown is as follows:

5 BR GAAP: EBITDA reached R$ 97.1 million, 21.1% higher than the R$ 80.1 million registered in 4Q03. Compared to 2003, there was a hike of R$ 22.8%, totalling R$ 376.4 million.

1. Pay-TV EBITDA ended the quarter with US$ 33.6 million, 26.5% above the figure recorded in the same period of the previous year, due to a net positive effect between programming costs reversion and legal advice fees provisions. In the year, EBITDA went up by 27.2% from US$ 92.2 million to US$ 117.3 million as a consequence of the subscriber base increase and monthly fee readjustments. EBITDA margin in the quarter was 28.5% due to the decrease of Telecine programming costs. In the year the margin was 26.3%, a 2 percentage points increase in comparison to the previous year, showing that the product can expand and generate growing margins.

2. Broadband EBITDA was US$ 2.0 million in 4Q04, 27.6% above the US$ 1.6 million recorded in 4Q03. In the year, EBITDA was 60.3% above last year’s, growing from US$ 6.4 million to US$ 10.2 million. Higher Vírtua link expenses due to the recognition of a 4-month period in this quarter, following the change of the invoice date, and the increase of ICMS tax to 25% were offset by increased revenues as a result of the subscriber base growth. In the quarter, Broadband EBITDA margin was 28.8% due to higher Vírtua link expenses impact. In the year the margin was 47.6%, showing that the product is also important for the Company’s results.

  Depreciation and Amortization totaled US$ 14.9 million in the quarter, 2.9% below the US$ 15.4 million recorded in the same period of 2003. In 2004, these expenses represented an 11% drop, totaling US$ 56.7 million, versus US$ 63.7 million in 2003, related to lower amortization expenses of cable installation costs.

  Operating income (EBIT)6 ended 4Q04 with US$ 20.0 million, a 58.9% increase in comparison to the US$ 12.6 million recorded in 4Q03. In 2004, EBIT was US$ 70.3 million, 112.9% above 2003 EBIT. This result shows our continued growth trend, and it is the Company’s foundation in its way to presenting consistent net income in the medium and long terms, as the conclusion of the financial restructuring effectively reduced the financial expenses to a level adequate to its current operational capacity.

6 BR GAAP: EBIT totaled R$ 37.5 million, 146.4% above the 4Q03 result of R$ R$ 15.2 million. In 2004, EBIT reached R$ 133.0 million, 208.9% higher than the previous year.

NET FINANCIAL RESULT

US$ Thousand	4Q04	3Q04	2Q04	1Q04	4Q03

Net Financial Result	(30.327)	(17.523)	(42.421)	(27.838)	(36.523)
Monetary indexation, net	(1,270)	(1,684)	(1,907)	(1,096)	(6,035)
Loss on exchange rate, net	28,435	26,865	(22,082)	(1,782)	2,172
Financial expenses	(48,801)	(23,170)	(20,397)	(23,640)	(13,490)
interest and charges debt	(37,533)	(13,186)	(12,313)	(14,547)	(7,502)
arrears and fine interests	(8,798)	(7,137)	(5,978)	(6,051)	(904)
interest financial expenses others	(2,470)	(2,847)	(2,106)	(3,042)	(5,084)
Other Financial expenses	(7,735)	(21,484)	(3,076)	(4,982)	(22,838)
Financial income	(956)	1,950	5,041	3,662	3,668

Other (non operating)	(240)	391	391	249	(1,034)

  Net Financial Result recorded a negative US$ 30.3 million, versus a negative US$ 36.6 million in 4Q03. In 2004, Net Financial Result was negative US$ 93.2 million, 29.9% above the US$ 71.8 million recorded in 2003. This result was a product of:

1. Monetary indexation, net was negative US$ 1.3 million, representing a 79.0% drop in comparison to the US$ 6.0 million recorded in 4Q03, this result is due to the reduction of the total monetary exchange debt. In 2004, there was also an increase in these expenses, totaling US$ 6.0 million versus US$ 3.5 million in 2003, also due to a higher IGP-M inflation rate that reached 12.4% in 2004, versus 8.7% in 2003, and, to a lesser extent, the Full Year Real Appreciation.

2. Loss on exchange rate, net was positive US$ 28.4 million in the quarter, versus a positive US$ 2.2 million in 4Q03. Such variation is due to the 7.1% real appreciation in the quarter, higher than the 1.2% appreciation recorded in 4Q03, resulting in a positive effect in the Company’s foreign currency denominated debt. However, in the annual comparison, the exchange rate gains, net was lower in 2004 than in the previous year, totaling US$ 31.6 million, versus US$ 39.4 million in 2003, also due to the 8.1% real appreciation in 2004 versus the 18.2% appreciation in the previous year.

3. Financial expenses7 totaled US$ 48.8 million, a 261.8% increase in comparison to the US$ 13.5 million recorded in 4Q03. This increase can be explained by additional costs incurred by the Company related to fiscal charges on its debt restructuring process. Moreover, the higher CDI (Interbank Deposit Rate) rates in 2004 in comparison to 2003, and also higher total debt balances also impacted these expenses. Likewise, in 2004, interest expenses totaled US$ 118.8 million, 50.5% above the US$ 78.9 million recorded in 2003, also due to tax provisions and interest rate increase.

7 Financial Expenses include interest over debt, charges and arrears interest over debt, interest on payable and suppliers and tax contingencies.

4. Other Financial Expenses reached US$ 7.7 million in the quarter, 66.1% below the US$ 22.8 million recorded in 4Q03. This smaller expense was due to income tax provision over foreign remittance in 4Q03 and Tax on Financial Operations - IOF contingencies restatement totaling R$ 21.2 million (US$ 7.6 million). In 2004, other financial expenses reached US$ 55.7 million, versus US$ 36.9 million in 2003.

5. Financial Income in the quarter totaled a negative US$ 1.0 million versus a positive US$ 3.7 million in the same quarter of the previous year. Such result is due to the Company’s strategy to maintain part of its cash invested in securities indexed to the US dollar, to guarantee that its future capital expenditures that are also linked to the US dollar will be performed in an adequate level for its business. Therefore, the Company has its capital expenditures and interest expenses denominated in foreign exchange hedged up to the end of 2005, at a foreign exchange rate below the rate forecasted in the Company’s long term Business Plan.

  Income Tax and Social Contribution8 amounted to US$ 38.6 million, compared to the US$ 3.7 million recorded in the same quarter of the previous year. This increase in income tax and social contribution is a result of a recognition of goodwill amortization from acquisitions made by the Company’s controlling shareholder, that was converted into effective tax benefit in BRGAAP. It is important to highlight that such tax benefit is recognized in an annual basis in USGAAP. In the year, this line totaled negative R$ 41.9 million compared to negative R$ 5.1 million in 2003, mainly due to the booking of deferred tax credits over net losses and negative taxable income for the periods before 4Q04.

8 BR GAAP: Income tax benefit, net posted a positive result of R$ 162.3 million, versus a negative result of R$ 22.3 million in 4Q03. In the year, this was also a positive result of R$ 92.3 million, against a negative figure of R$ 90.4 million.

The Company recorded a Net Loss of US$ 50.0 million in the last quarter of 2004, versus a net loss of US$ 28.7 million in the same period of the previous year. In the year, the Company recorded a net loss of US$ 95.8 million, 109% higher than the 2003’s loss of US$ 40.3 million.

Debt, Capitalization and Cash

	4Q04	3Q04	4Q03

Short Term Debt	351,895	340,249	349,932

Commercial loans (in US$)	23,819	23,819	24,910
Commercial loans (in R$)	56,764	52,683	52,216
Current portion of long-term debt	271,312	263,747	272,806
Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sui Notes	72,300	72,300	72,300
Convertible Debentures 1999	18,386	16,745	14,939
(R$-denom.)
Debentures 2001 (R$-denom.)	73,516	68,264	67,541
Other long-term debt (R$ - denom.)	9,418	8,746	8,653

Long Term Debt	-	-	-

Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sui Notes	72,300	72,300	72,300
International Finance Corporation	-	-	11 ,681
Convertible Debentures 2006	18,386	16,745	14,939
(R$-denom.)
Debentures 2001 (R$-denom.)	73,516	68,264	67,541
Other long-term debt (R$ - denom.)	9,418	8,746	8,653
Current portion of long-term debt	(271,312)	(263,747)	(272,806)

Total Debt	351,895	340,249	349,932

Cash	121,061	101,782	68,811

Net Debt	230,834	238,468	281,121

US dollar-denominated debt	193,811	193,811	206,583
	55.1%	57.0%	59.0%
Brazilian real-denominated debt	158,084	146,438	143,349
	44.9%	43.0%	41.0%

Note: the table above related to the 4Q04 indebtedness will not match with the balance sheet amounts as they were reclassified according to SFAS 6 and 15.

US$ Million	as of 12/31/2004

US dollar-denominated debt	193.9

- Senior Guaranteed Notes	97.7
- Syndicate	72.3
- Eximbank	1.4
- Trade Finance	15.5
- Commercial Loans (in US$)	7.0

Brazilian real-denominated debt	158.1

- Convertible Debentures - 1999	18.4
- Debentures - 2001	73.5
- Commercial Loans (in R$)	66.2

Total Gross Debt	351.9

- Globopar	13.2
- UCP	1.1

Debt to be restructured	366.2

  By the end of 2004, the Company’s total debt was US$ 230.8 million, a 17.9% increase in comparison to a total debt of US$ 281.1 million at the end of 2003.

  Cash position reached US$ 121.1 million by the end of the period, a 75.9% increase versus the cash balance held by the end of 2003. Therefore, net debt increased by 66.9%, from US$ 281.1 million to US$ 469.2 million.

  As previously announced, the Company has committed part of its cash and cash equivalents. By the end of 2004, the Company has identified around R$ 81.0 million (US$ 29.1 million) in expenses that will be incurred by the end of the restructuring process. These expenses include advisors’ fees, part of the interest to be paid at the conclusion of the financial restructuring and services and materials already contracted, but not paid for yet.

Debt Amortization Schedule - After Debt Restructuring

In R$ Million	2005	2006	2007	2008	2009	Total

Foreign Exchange denominated debt	-	32	80	112	96	321

- Senior Guaranteed Notes	-	19	48	68	58	193
- Syndicated	-	12	29	41	35	118
- Loans (in US$)	-	1	3	4	3	10
- Old Debt (in US$)	-	-	-	-	-	-

Real denominated debt	-	36	90	125	108	359

- Debentures - 4th issuance	-	18	46	64	55	184
- Loans (in R$)	-	17	44	61	52	175
- Old Debt (in R$)	-	-	-	-	-	-

Total Gross Debt	-	68	170	238	204	680

  US dollar denominated debt accounted for 55% of the total debt, due to charges over Multicanal Senior Notes in the quarter. During 4Q04, average weighted cost of the real denominated debt was 9.21% and of the US dollar denominated debt was 20.58%.

Subsequent Events

  On March 18, 2005, a Notice to Shareholders was distributed announcing the beginning of the Company’s capital increase through a private issue of shares priced at R$ 0.35. It will be issued 1,825,021,996 shares, comprised of 745,147,153 voting shares and 1,079,874,843 non-voting shares. Shareholders who have subscription rights may exercise such right until April 20. Each shareholder is entitled to underwrite 89.95327508 shares for each 100 shares. In the case there is any leftovers by the end of this period, the Company will carry out a leftovers’ auction, where Globopar, Distel and Romapar (jointly “Globopar”) and Telmex will subscribe, respectively, any exceeding voting and non-voting shares at R$ 0.35 per share. This compromise was reached on an irrevocable and irreversible basis through a Subscription Agreement signed between NET, Globopar and Telmex.

  According to the Relevant Notice released on March 22, 2005, The Company concluded its financial restructuring process with the adherence of creditors representing 98% of total debt. Thus, on this date, a payment of 40% of principal plus accrued interest as of 06/30/2004 for the period from 07/01/2004 to 03/21/2005 at an interest rate equivalent to LIBOR plus 3% p.a. for the dollar denominated debt and CDI (Intebank Deposit Rate) plus 2% p.a. for the real denominated debt. To perform such payment, the Company used R$ 142 million from its own cash, R$ 200 million from a bridge loan and R$ 254 million from Organizações Globo (“Globo”) and Teléfonos de México, S.A. de C.V. (“Telmex”) share subscription rights in the context of the current capital increase. In addition, Globo used R$ 64 million of its credits with the Company to exercise the remaining share of its subscription rights. Thus, the Company concluded its financial restructuring with a total debt of R$ 730 million.

  By closing the ongoing capital increase, the Company will pay the bridge loan, recompose its cash postion in an amount of R$ 70 million and shall pay to its creditors, an additional amount of R$ 50 million and therefore reduce its gross debt to R$ 680 million. Then its cash should be around R$ 200 million. Therefore, after the closing of the capital increase and payment of the financial restructuring expenses, the Company expects to reach a net debt of R$ 480 million and a Net debt to EBITDA 04 ratio of 1.3x.

  In addition, if the share price surpasses R$ 0.35 at the left over auction, at least 80% of the exceeding amount it will also be used to amortize the new debt principal.

  The Company believes to have reached its financial restructuring main goal, which was to become capable to fund its operational growth avoiding risks related to capital markets high volatility, by having a debt amortization schedule compatible with its cash generation.

  The conclusion of the debt restructuring made possible the entrance of Teléfonos de México, S.A. de CV (“Telmex”), Latin America’s largest Telecommunication conglomerate, as the Company’s new strategic partner. Telmex brings much value to the Company, as it brings valuable telecommunication services expertise. Together with Organizações Globo (“Globo”), who is still the Company’s controlling shareholder, NET’s controlling group have now two shareholders that complement each other and gear our businesses. For the Pay-TV services, NET will count on Globo’s know-how as the largest Media conglomerate in Latin America and for the broadband and voice services, NET will count on Telmex expertise. The expected shareholders’ structure assuming that 100% of the existing shareholders will subscribe to the capital increase is set forth:

	Voting shares		Non-Voting shares		Total

GB Participações	802,494,433	51.0%	-	0.0%	802,494,433	20.8%
Globo	171,095,380	10.9%	200,000,000	8.8%	371,095,380	9.6%
Telmex	575,162,668	36.6%	179,906,550	7.9%	755,069,218	19.6%
Public	24,766,016	1.6%	1,900,452,480	83.3%	1,925,218,496	50.0%

Total	1,573,518,497	100%	2,280,359,030	100%	3,853,877,527	100%

Pro-forma Income Statement 2004 - R$ million

Net Operating Revenues	467.2

Cost of Services	(234.4)
Operating Revenues (expenses)	(162.0)

EBIT	70.8

Gain (loss) on exchange rate, net	16.3
Interest Expense, net	(7.2)
Other Operating Expenses, net	(17.8)

Loss Before investees and income tax	62.1

Equity in results of investees	1.6
Income tax benefit (expense)	(41.1)
Income (loss) from discontinued operations	(7.8)

Net Loss	14.7

Pro-forma Balance Sheet 2004 - US$ Million

Assets		Liabilities
Current Assets	213	Current liabilities	188
Cash and Cash Equivalents	105	Programmers and accounts payable	75
Other	108	Current portion of long term debt	18
		Other	95

Total Long-Term Assets	393	Long-Term Liabilities	545
		Current Portion of Long-Term Debt	331
Property, Plant and Equipment	367	Other	214

		Total Stockholder's Equity	240

Total Assets	973	Total Liabilities	973

  Financial Statements, Balance Sheet and pro-forma ratios, taking into consideration the financial restructuring conclusion, as of December 31, 2004, would be as follows:

Ratios 2004

	Real	Pro-forma
Current Liquidity	0.52	1.13
Net Debt / Shareholders' Equity	63.21	0.95
Net Debt / EBITDA	1.81	1.78
EBITDA / Interest Expenses	1.53	4.42

UPCOMING EVENTS

1. Conference Call – 4Q04 Financial Results

Date: March 24, 2005

US GAAP (in English):
11:00 (Eastern Time)	Phone:	(+1 973) 582-2706
	Replay:	(+1 973) 341-3080
	ID Code:	5869460 or Net Serviços
Internet live transmission: http://www.ir.netservicos.com.br

Corporate Law (in Portuguese):
09:00 (Eastern Time)	Telefone:	(+55 11) 2101-1490
	Replay:	(+55 11) 2101-1490
	Código:	Net Serviços
Internet live transmission: http://www.ir.netservicos.com.br

If you have any questions or statements, please email our IR Team - ri@netservicos.com.br before the beginning of the conference call. The questions will be answered during the conference call.

2. Public Meetings

São Paulo - APIMEC	Rio de Janeiro - APIMEC
Venue: Bolsa de Valores de São Paulo	Venue: Bolsa do Rio de Janeiro
Rua XV de Novembro - sobreloja	Praça 15 de Novembro, 20
Date: April 6	Date: April 7
Time: 17:30 (Brazil Time)	Time: 08:30 (Brazil Time)

3. Reporting Dates of Upcoming Events

(1Q05)	--->	Date: May 5, 2005
(2Q05)	--->	Date: August 4, 2005
(3Q05)	--->	Date: November 7, 2005

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS (unaudited)

Net Serviços de Comunicação S.A.
Income Statement	4Q04	3Q04	4Q03	12M04	12M03
US GAAP - (in US$ thousands)

Revenues
Subscriptions	135,071	123,596	120,638	496,878	431,579
Sign-on and hookup revenue, net	2,313	2,227	2,221	8,691	8,394
Gross sign-on and hookup fee revenue	1,285	1,252	1,181	4,995	5,586
Deferred sign-on and hookup fee revenue, net	1,028	975	1,040	3,696	2,808
Other services	15,077	23,936	13,400	68,760	44,314
PPV	7,004	5,699	5,261	20,939	17,152
Virtua	12,115	9,462	5,634	35,715	17,879
Others	(4,042)	8,775	2,505	12,106	9,284
Gross Revenues	152,461	149,759	136,259	574,329	484,287
Services and other taxes	(27,548)	(29,884)	(24,935)	(107,125)	(91,972)
Net Revenues	124,913	119,875	111,324	467,204	392,315

Direct Operating Expenses	(53,341)	(66,570)	(58,606)	(234,367)	(214,240)
Programming & Royalties	(32,278)	(40,120)	(37,792)	(146,455)	(137,936)
Network Expenses	(8,870)	(7,649)	(7,439)	(31,659)	(27,454)
Customers Relations	(1,650)	(1,502)	(1,825)	(6,141)	(6,852)
Payroll and Benefits	(7,121)	(5,579)	(5,320)	(21,778)	(19,607)
Other Costs	(3,422)	(11,720)	(6,230)	(28,334)	(22,391)

Selling, General and Administrative Expenses	(35,974)	(21,742)	(24,597)	(105,331)	(79,527)
Selling	(7,453)	(7,070)	(6,034)	(24,656)	(14,238)
General & administrative	(27,303)	(17,542)	(16,739)	(77,960)	(56,192)
Bad Debt Expenses	(360)	(2,593)	(1,795)	(7,145)	(6,733)
Other income/(expense), net	(858)	5,463	(29)	4,430	(2,364)

EBITDA	35,598	31,562	28,121	127,510	98,548
EBITDA Margin	28.5%	26.3%	25.3%	27.3%	25.1%

Depreciation and Amortization	(14,940)	(12,603)	(15,392)	(56,736)	(63,727)
Depreciation	(14,830)	(12,467)	(14,922)	(56,171)	(61,689)
Amortization	(110)	(136)	(470)	(564)	(2,038)

Loss on write-down of equipment, net	(678)	(86)	(155)	(429)	(1,776)

Operating Income/(Loss) - EBIT	19,980	18,874	12,574	70,342	33,045
EBIT Margin	16.0%	15.7%	11.3%	15.1%	8.4%

Non-operating Expenses
Monetary indexation, net	(1,270)	(1,684)	(6,035)	(5,955)	(3,532)
Loss on exchange rate, net	28,435	26,865	2,172	31,605	39,422
Financial expenses	(56,536)	(44,654)	(36,328)	(153,168)	(118,646)
interest and charges debt	(37,533)	(13,186)	(904)	(77,536)	(44,723)
arrears and fine interests	(8,798)	(7,137)	(5,084)	(27,966)	(13,487)
interest financial expenses others	(2,470)	(2,847)	(7,502)	(10,422)	(16,541)
other financial expenses	(7,735)	(21,484)	(22,838)	(37,244)	(43,894)
Financial income	(956)	1,950	3,668	9,683	10,405
Other (non-operating)	(240)	391	(1,033)	(155)	(944)

Income/(loss) bef. tax, investees, min. ints.	(10,587)	1,742	(24,982)	(47,649)	(40,250)
Income tax benefit, net	(38,569)	(2,842)	(3,704)	(41,948)	(5,089)

Income/(loss) bef. Investees, min.ints.	(49,160)	(1,100)	(28,686)	(89,597)	(45,340)
Equity in earnings	196	528	260	1,640	(580)

Net Loss before discontinued operations/(Income)	(48,964)	(573)	(28,426)	(87,957)	(45,857)
Discontinued operations	-	(6,666)	(335)	(7,860)	455
Loss (income) from operations, net of tax	-	(538)	(335)	(2,040)	455
Loss from sale, net of tax	-	(6,128)	-	(5,820)	-

Net Loss/(lncome)	(48,964)	(7,239)	(28,698)	(95,818)	(45,402)
Net Loss/(lncome)	(0.02)	(0.00)	(0.01)	(0.05)	(0.02)
Number of shares	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,531	2,028,855,532

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q04%		3Q04%		4Q03%
US GAAP - (im US$ thousands)

Assets
Cash & cash equivalents	121,061	12.3%	101,782	12.1%	68,811	8.6%
Accounts receivable	69,001	7.0%	58,843	7.0%	51,005	6.4%
Advances to suppliers	1,048	0.1%	924	0.1%	0	0.0%
Advances to employees	930	0.1%	852	0.1%	800	0.1%
Other	1,947	0.2%	3,374	0.4%	1,968	0.2%
Provision for doubful accounts	(13,367)	-1.4%	(16,130)	-1.9%	(14,951)	-1.9%
Net accounts receivables	59,559	6.0%	47,863	5.7%	38,822	4.8%
Income tax recoverable	9,844	1.0%	9,965	1.2%	5,134	0.6%
Deferred income tax	33,647	3.4%	0	0.0%	0	0.0%
Prepaid expenses and other current assets	4,561	0.5%	6,039	0.7%	2,384	0.3%
Total current assets	228,672	23.1%	165,649	19.8%	115,151	14.4%

Deferred income tax	65,891	6.7%	10,636	1.3%	8,358	1.0%
Income tax recoverable	9,675	1.0%	6,368	0.8%	2,524	0.3%
Due from related companies	0	0.0%	86	0.0%	81	0.0%
Investments and advances to investees	1,973	0.2%	2,078	0.2%	2,403	0.3%
Cable network	897,251	90.8%	802,990	95.9%	811,900	101.3%
Land, buildings, improvem.fix.fit, & instal.	21,036	2.1%	19,540	2.3%	21,521	2.7%
Vehicles	2,016	0.2%	2,100	0.3%	2,264	0.3%
Data processing equip.and others	158,286	16.0%	146,821	17.5%	147,941	18.3%
Cable construction materials	21,414	2.2%	46,419	5.5%	33,973	4.2%
Accumulated depreciation	(732,616)	-74.2%	(665,940)	-79.5%	(642,875)	-80.2%
Net property and equipment	367,367	37.2%	351,931	42.0%	373,528	46.6%
Goodwill on acquisition of subsidiaries	270,821	27.4%	260,045	31.0%	268,639	33.5%
Other assets	43,601	4.4%	40,948	4.9%	31,006	3.9%
Long-term assets	759,328	77%	672,091	80%	686,540	86%
Total assets	988,000	100.0%	837,740	100.0%	801,691	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	75,401	7.6%	65,761	7.8%	76,553	9.5%
Income taxes payable	6,844	0.7%	6,147	0.7%	2,918	0.4%
Due to related companies	14,333	1.5%	13,097	1.6%	0	0.0%
Short-term debt	0	0.0%	340,249	40.6%	349,932	43.6%
Current portion of long-term debt	235,146	23.8%	0	0.0%	0	0.0%
Interest payable	25,519	2.6%	21,237	2.5%	24,818	3.1%
Other financial charges	0	0.0%	147,215	17.6%	82,765	10.3%
Deferred revenue	32,759	3.3%	25,083	3.0%	16,713	2.1%
Other payables and accruals	49,567	5.0%	44,272	5.3%	28,523	3.6%
Current Liabilities	439,369	44.5%	663,061	79.1%	582,222	72.6%
Long-term debt	330,554	33.5%	0	0.0%	0	0.0%
Due to related companies	420	0.0%	1,369	0.2%	2,063	0.3%
Deferred sign-on, hookup fee and programming benefit	26,029	2.6%	29,040	3.5%	23,899	3.0%
Taxes and payables and accruals	2,110	0.2%	21,678	2.6%	27,410	3.4%
Minority interests in subsidiaries	7	0.0%	7	0.0%	136	0.0%
Commitments and contigencies	185,860	18.8%	175,010	20.9%	168,852	21.1%
Long-term liabilities	544,980	36%	52,087	6%	222,360	7%

Capital stock - preffered and common shares	2,305,016	233.3%	2,305,017	275.1%	2,305,017	287.5%
Additional paid-in-capital	133,440	13.5%	15,027	1.8%	15,026	1.9%
Accumulated deficit	(2,187,850)	-221.4%	(2,138,888)	-255.3%	(2,092,032)	-261.0%
Cumulative translation adjustment	(246,955)	-25.0%	(233,581)	-27.9%	(230,902)	-28.8%
Shareholders' equity	3,651	0.4%	(52,425)	-6.3%	(2,891)	-0.4%
Total Liabilities and Shareholders'Equity	988,000	100.0%	837,740	100.0%	801,690	100.0%

Consolidated Statement of Cash Flows	4Q04	3Q04	12M04

Cash and cash equivalents, beginning of the period	101,779	96,504	68,811
Loss for the period	48,960	(7,240)	(95,818)
Non-cash items
Deferred sign-on and hook-up fee revenue	(15)	27	695
Amortization of deferred revenues	3,198	(2,164)	(7,908)
Equity in results of investees	196	(528)	(1,640)
Non-cash compensation expense	-	112	112
Loss investiment	(696)	6,599	7,295
Exchange losses, net	36,122	15,572	9,714
Interest on loans, net	(66,633)	(19)	105,562
Depreciation and amortization	(11,449)	13,466	56,736
Deferred income tax	(10,369)	1,190	9,082
Loss on sale of assets	(675)	(577)	426
Contingences	(17,313)	6,651	30,273
Cash after non-cash items	(18,674)	33,084	114,529

Decrease (Increase) in assets	1,372	(4,821)	(29,004)
Accounts receivable	8,885	594	(14,915)
Income tax recoverable	(4,940)	(4,720)	(4,137)
Prepaid expenses	(1,700)	1,514	(1,789)
Other assets	(1,294)	(2,209)	(7,742)
Dividends receivable	421	-	(421)
Increase (decrease) in liabilities	26,048	(24,306)	(46,536)
Accounts payable to suppliers and programmers	4,295	(20,869)	(20,875)
Income taxes payable	(82)	1,535	3,156
Sales taxes	5,680	309	(8,153)
Payroll and related charges	(2,471)	2,159	4,466
Deferred subscription revenue	(5,382)	7,874	13,256
Other payables and accruals + Stock Option	5,177	(3,706)	1,746
Contingences	18,831	(11,608)	(40,132)
Net cash provided by operating activities	8,742	3,962	38,990

Cash flow from investing activities	4,032	(8,249)	(23,269)
Acquisition from investments and advances to related companies	(82)	(86)	79
Acquistion of property and equipment	12,381	(16,219)	(43,377)
Proceeds from the sale of equipment	(8,266)	8,056	20,029

Net cash after investing activities	12,777	(4,287)	15,718

Cash flow from financing activities	14	(4,467)	(193)
Change in overdraft facilities	-	(179)	-
Short term debt repayment	14	-	(193)
Issuances of long term debt	-	(179)	-

Net cash after financing activities	12,791	(4,467)	15,525
Tax benefit of transaction with stockholders	(27,186)	-	27,186
Effect of exchange rate changes on cash	(4,885)	9,742	9,537
Change in cash and cash equivalentes	(19,280)	5,275	52,248

Cash and cash equivalents, end of the period	121,058	101,779	121,061

US $ thousand	Pay-TV						Broadband						Total

	4Q04	3Q04	1Q04	4Q03	12M04	12M03	4Q04	3Q04	4Q03	12M04	12M03	4Q04	3Q04	4Q03	12M04	12M03

Gross Revenues	140,347	140,297	129,889	130,626	538,618	335,784	12,113	9,462	5,634	35,712	17,879	152,459	149,759	136,260	574,330	484,288
subscriptions	135,071	123,596	121,133	120,638	496,877	431,579	11,536	8,966	5,307	34,259	16,676	146,607	132,562	125,945	531,136	448,254
hookup fee	2,314	2,227	1,867	2,221	8,691	8,394	36	35	8	94	453	2,350	2,262	2,230	8,785	8,847
others	2,962	14,474	6,889	7,767	33,049	26,437	540	461	318	1,360	750	3,503	14,935	8,085	34,409	27,187
Services and other taxes	(22,358)	(24,783)	(23,609)	(23,317)	(92,852)	(87,608)	(5,190)	(5,101)	(1,618)	(14,272)	(4,365)	(27,548)	(29,884)	(24,935)	(107,124)	(91,972)
Net Revenue	117,989	115,514	106,280	107,309	445,765	378,802	6,922	4,361	4,015	21,441	13,514	124,912	119,875	111,325	467,206	392,317
Direct Operating	(51,013)	(64,968)	(55,140)	(57,885)	(228,105)	(210,447)	(2,330)	(1,601)	(722)	(6,264)	(3,793)	(53,343)	(66,569)	(58,607)	(234,369)	(214,241)
Selling	(5,081)	(4,821)	(3,768)	(4,660)	(17,868)	(12,296)	(2,371)	(2,249)	(1,374)	(6,788)	(1,942)	(7,453)	(7,070)	(6,034)	(24,656)	(14,238)
General and Administrative	(27,937)	(14,658)	(15,916)	(16,693)	(75,386)	(58,042)	(226)	2,577	(75)	1,857	(515)	(28,163)	(12,081)	(16,768)	(73,530)	(58,557)
Bad Debt	(360)	(2,593)	(2,224)	(1,515)	(7,115)	(5,840)	-	-	(281)	(30)	(893)	(360)	(2,593)	(1,795)	(7,145)	(6,733)
EBITDA	33,598	28,474	29,232	26,556	117,291	92,177	1,995	3,088	1,563	10,215	6,370	35,593	31,562	28,121	127,506	98,549

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-43.2%	-56.3%	-51.9%	-53.9%	-51.2%	-55.6%	-33.7%	-36.7%	-18.0%	-29.2%	-28.1%	-42.7%	-55.5%	-52.6%	-50.2%	-54.6%
Selling	-4.3%	-4.2%	-3.5%	-4.3%	-4.0%	-3.2%	-34.3%	-51.6%	-34.2%	-31.7%	-14.4%	-6.0%	-5.9%	-5.4%	-5.3%	-3.6%
General and Administrative	-23.7%	-12.7%	-15.0%	-15.6%	-16.9%	-15.3%	-3.3%	59.1%	-1.9%	8.7%	-3.8%	-22.5%	-10.1%	-15.1%	-15.7%	-14.9%
Bad Debt	-0.3%	-2.2%	-2.1%	-1.4%	-1.6%	-1.5%	0.0%	0.0%	-7.0%	-0.1%	-6.6%	-0.3%	-2.2%	-1.6%	-1.5%	-1.7%
EBITDA Margin	28.5%	24.6%	27.5%	24.7%	26.3%	24.3%	28.8%	70.8%	38.9%	47.6%	47.1%	28.5%	26.3%	25.3%	27.3%	25.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.